Exhibit 1.2

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Sierra Wireless, Inc. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality.  Financial information provided elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in Management’s Annual Report on Internal Control Over Financial Reporting on page 32 of Management’s Discussion and Analysis.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. KPMG LLP has direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States) with respect to the consolidated financial statements for the year ended December 31, 2014. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Jason W. Cohenour	/s/ David G. McLennan
Jason W. Cohenour	David G. McLennan
President and	Chief Financial Officer
Chief Executive Officer

Vancouver, Canada
February 27, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sierra Wireless, Inc.

We have audited the accompanying consolidated balance sheets of Sierra Wireless, Inc. as of December 31, 2014 and 2013 and the related consolidated statements of operations and comprehensive earnings (loss), equity and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of Sierra Wireless, Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sierra Wireless, Inc. as of December 31, 2014 and 2013 and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sierra Wireless, Inc.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

“KPMG LLP”
Chartered Accountants
Vancouver, Canada

February 27, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Sierra Wireless, Inc.

We have audited Sierra Wireless, Inc.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sierra Wireless, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Sierra Wireless, Inc.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sierra Wireless, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sierra Wireless, Inc. as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive earnings (loss), equity and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated February 27, 2015 expressed an unqualified opinion on those consolidated financial statements.

“KPMG LLP”
Chartered Accountants
Vancouver, Canada

February 27, 2015

SIERRA WIRELESS, INC.
 CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As at December 31,
	2014	2013
Assets
Current assets
Cash and cash equivalents	$207,062	$177,416
Short-term investments (note 10)	—	2,470
Accounts receivable (note 11)	106,799	112,490
Inventories (note 12)	17,445	8,253
Deferred income taxes (note 19)	4,779	2,391
Prepaids and other (note 13)	7,826	28,741
	343,911	331,761
Property and equipment (note 14)	20,717	21,982
Intangible assets (note 15)	37,893	43,631
Goodwill (note 16)	103,966	102,718
Deferred income taxes (note 19)	3,898	7,176
Other assets	4,979	4,732
	$515,364	$512,000
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 17)	$128,196	$124,846
Deferred revenue and credits	3,245	2,481
	131,441	127,327
Long-term obligations (note 18)	26,608	21,550
Deferred income taxes (note 19)	453	127
	158,502	149,004
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding:
31,868,541 shares (December 31, 2013 — 31,097,844 shares)	339,640	329,628
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 342,645 shares (December 31, 2013 — 507,147 shares)	(6,236)	(5,137)
Additional paid-in capital	26,909	25,996
Retained earnings	2,514	19,367
Accumulated other comprehensive loss (note 20)	(5,965)	(6,858)
	356,862	362,996
	$515,364	$512,000

Commitments and contingencies (note 29)
Subsequent event (note 8)
 The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

/s/ Jason W. Cohenour	/s/ Robin A. Abrams
Jason W. Cohenour	Robin A. Abrams
Director	Director

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)

	Years ended December 31,
	2014	2013	2012
Revenue	$548,523	$441,860	$397,321
Cost of goods sold	369,544	296,219	272,047
Gross margin	178,979	145,641	125,274

Expenses
Sales and marketing	50,476	42,182	37,067
Research and development (note 21)	80,937	73,112	61,785
Administration	37,027	35,164	32,777
Acquisition costs	1,588	508	3,182
Restructuring (note 22)	1,598	171	2,251
Integration	1,082	27	—
Impairment (note 14 and note 15)	3,756	—	—
Amortization	9,109	12,141	10,418
	185,573	163,305	147,480
Loss from operations	(6,594)	(17,664)	(22,206)
Foreign exchange gain (loss)	(12,390)	3,823	3,326
Other income (expense) (note 23)	854	(98)	(196)
Loss before income taxes	(18,130)	(13,939)	(19,076)
Income tax expense (recovery) (note 19)	(1,277)	1,611	(14,874)
Net loss from continuing operations	(16,853)	(15,550)	(4,202)
Net earnings from discontinued operations (note 9)	—	70,588	31,401
Net earnings (loss)	(16,853)	55,038	27,199
Other comprehensive income, net of taxes:
Foreign currency translation adjustments, net of taxes of $nil	893	604	538
Total comprehensive earnings (loss)	$(15,960)	$55,642	$27,737
Basic and diluted net earnings (loss) per share (in dollars) (note 24)
Continuing operations	$(0.53)	$(0.50)	$(0.14)
Discontinued operations	—	2.29	1.02
	$(0.53)	$1.79	$0.88
Weighted average number of shares outstanding (in thousands) (note 24)
Basic and diluted	31,512	30,771	30,788
 The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars)

	Common Stock		Treasury Shares
	# of shares	$	# of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2011	31,306,692	$328,440	877,559	$(6,141)	$20,087	$(62,482)	$(8,000)	$271,904
Common share cancellation (note 25)	(800,000)	(6,312)	—	—	—	—	—	(6,312)
Stock option exercises (note 26)	85,051	637	—	—	(201)	—	—	436
Stock-based compensation (note 26)	—	—	—	—	6,713	—	—	6,713
Purchase of treasury shares for RSU distribution	—	—	336,638	(2,489)	—	—	—	(2,489)
Distribution of vested RSUs	680	5	(497,884)	3,458	(3,467)	—	—	(4)
Excess tax benefits from equity awards	—	—	—	—	71	—	—	71
Net earnings	—	—	—	—	—	27,199	—	27,199
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	538	538
Balance as at December 31, 2012	30,592,423	$322,770	716,313	$(5,172)	$23,203	$(35,283)	$(7,462)	$298,056
Common share cancellation (note 25)	(510,439)	(5,384)	—	—	—	(388)	—	(5,772)
Stock option exercises (note 26)	965,228	11,853	—	—	(3,747)	—	—	8,106
Stock-based compensation (note 26)	—	—	—	—	9,347	—	—	9,347
Purchase of treasury shares for RSU distribution	—	—	270,265	(3,433)	—	—	—	(3,433)
Distribution of vested RSUs	50,632	389	(479,431)	3,468	(4,265)	—	—	(408)
Excess tax benefits from equity awards	—	—	—	—	1,458	—	—	1,458
Net earnings	—	—	—	—	—	55,038	—	55,038
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	604	604
Balance as at December 31, 2013	31,097,844	$329,628	507,147	$(5,137)	$25,996	$19,367	$(6,858)	$362,996
Stock option exercises (note 26)	686,384	9,236	—	—	(2,832)	—	—	6,404
Stock-based compensation (note 26)	—	—	—	—	9,404	—	—	9,404
Purchase of treasury shares for RSU distribution	—	—	311,333	(5,955)	—	—	—	(5,955)
Distribution of vested RSUs	84,313	776	(475,835)	4,856	(7,035)	—	—	(1,403)
Excess tax benefits from equity awards	—	—	—	—	1,376	—	—	1,376
Net loss	—	—	—	—	—	(16,853)	—	(16,853)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	893	893
Balance as at December 31, 2014	31,868,541	$339,640	342,645	$(6,236)	$26,909	$2,514	$(5,965)	$356,862
 The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Years ended December 31,
	2014	2013	2012
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$(16,853)	$55,038	$27,199
Items not requiring (providing) cash
Amortization	23,517	28,296	28,590
Stock-based compensation (note 26(a))	9,404	9,347	6,713
Gain on sale of AirCard business (note 9)	—	(94,078)	—
Deferred income taxes	771	16,339	(13,606)
Loss (gain) on disposal of property and equipment	21	(10)	107
Impairment	3,756	—	—
Impairment of assets related to discontinued operations	—	1,012	—
Other	6,764	(2,687)	(2,414)
Changes in non-cash working capital
Accounts receivable	(5,180)	10,897	(616)
Inventories	(8,949)	11,908	(4,019)
Prepaid expenses and other	25,421	(7,254)	(14,543)
Accounts payable and accrued liabilities	10,538	(13,139)	10,997
Deferred revenue and credits	(510)	1,147	(422)
Cash flows provided by operating activities	48,700	16,816	37,986
Investing activities
Purchase of M2M business of Sagemcom (note 5)	—	—	(55,218)
Purchase of M2M business of AnyDATA (note 6)	—	(5,196)	—
Purchase of In Motion Technology, net of cash acquired (note 7)	(23,853)	—	—
Additions to property and equipment	(9,078)	(11,359)	(15,845)
Proceeds from sale of property & equipment	130	32	139
Increase in intangible assets	(1,751)	(2,211)	(2,607)
Proceeds from sale of AirCard Business (note 9)	13,800	119,958	—
Net change in short-term investments	2,470	(2,470)	9,347
Increase in other assets	(4,054)	—	—
Cash flows provided by (used in) investing activities	(22,336)	98,754	(64,184)
Financing activities
Issuance of common shares, net of share issue costs	6,404	8,106	436
Repurchase of common shares for cancellation	—	(5,772)	(6,312)
Purchase of treasury shares for RSU distribution	(5,955)	(3,433)	(2,489)
Taxes paid related to net settlement of equity awards (note 2(w))	(1,403)	(408)	(4)
Excess tax benefits from equity awards (note 2(w))	1,376	1,458	71
Decrease in other long-term obligations	(400)	(876)	(1,000)
Cash flows provided by (used in) financing activities	22	(925)	(9,298)
Effect of foreign exchange rate changes on cash and cash equivalents	3,260	(875)	(2,233)
Cash and cash equivalents, increase (decrease) in the year	29,646	113,770	(37,729)
Cash and cash equivalents, beginning of year	177,416	63,646	101,375
Cash and cash equivalents, end of year	$207,062	$177,416	$63,646
Supplemental disclosures:
Net income taxes paid (received)	$3,763	$5,746	$2,022
Interest paid	63	130	144
Non-cash purchase of property and equipment (funded by obligation under capital lease)	296	243	335
 The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

TABLE OF CONTENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

1.    NATURE OF OPERATIONS

Sierra Wireless, Inc., together with its subsidiaries (collectively, "the company, we, our”) was incorporated under the Canada Business Corporations Act on May 31, 1993. We are a global leader in providing cellular wireless solutions to the Machine-to-Machine (“M2M”) and connected device markets. We develop and market a range of wireless products that include embedded modules and embedded software for original equipment manufacturers (“OEMs”), intelligent gateways and routers for industrial, commercial and public safety applications, and an innovative cloud-based platform for delivering device management and enabling end-to-end applications. Our products, services and solutions connect people, their mobile computers and machines to wireless voice and data networks around the world. We have sales, engineering, and research and development teams located in offices around the world.

We sold substantially all of the assets and operations related to our AirCard business on April 2, 2013 (note 9). We acquired substantially all the M2M embedded module and modem business of AnyDATA Corporation (note 6) on October 16, 2013 and acquired all the shares of In Motion Technology Inc. (note 7) on March 3, 2014.

We have two reportable segments:

OEM Solutions	- includes AirPrime embedded wireless modules (including embedded wireless modules for PC OEM customers).

Enterprise Solutions	- includes Airlink Intelligent Gateways, AirVantage M2M Cloud, and InMotion Solutions.

The primary markets for our products are North America, Europe and Asia Pacific.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with U.S. GAAP.

(a)    Basis of consolidation

Our consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries from their respective dates of acquisition of control.  All inter-company transactions and balances have been eliminated on consolidation.

(b)    Use of estimates

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year.  On an ongoing basis, management reviews its estimates, including those related to inventory obsolescence, estimated useful lives of long-lived assets, valuation of intangible assets, goodwill, royalty and warranty accruals, lease provisions, other liabilities, stock-based compensation, bad debt and doubtful accounts, income taxes, restructuring costs, and commitments and contingencies, based on currently available information.  Actual amounts could differ from estimates.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(c)    Translation of foreign currencies

Our functional or primary operating currency is the U.S. dollar.

Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period.  Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates.  Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred.  Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

We have foreign subsidiaries that are considered to be self-contained and integrated within their foreign jurisdiction, and accordingly, use the Euro as their functional currency.  The assets and liabilities of the foreign subsidiaries, including goodwill and fair value adjustments arising on acquisition, are translated at exchange rates at the balance sheet dates, equity is translated at historical rates, and revenue and expenses are translated at exchange rates prevailing during the period.  The foreign exchange gains and losses arising from the translation are reported as a component of other comprehensive income (loss), as presented in note 20, Accumulated Other Comprehensive Loss.

(d)    Cash and cash equivalents

Cash and cash equivalents include cash and short-term deposits with original maturities of less than three months.  Short-term deposits are valued at amortized cost.  The carrying amounts approximate fair value due to the short-term maturities of these instruments.

(e)    Short-term investments

Short-term investments, categorized as available-for-sale, are carried at fair value. Unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, are recorded as a component of accumulated other comprehensive income (loss). These gains (losses) are removed from comprehensive income (loss) when the investments mature or are sold on an item-by-item basis.

We regularly evaluate the realizable value of short-term investments, and if circumstances indicate that a decline in value is other-than-temporary, we recognize an impairment charge.

(f)    Allowance for doubtful accounts receivable

We maintain an allowance for our accounts receivable for estimated losses that may result from our customers’ inability to pay.  We determine the amount of the allowance by analyzing known uncollectible accounts, aged receivables, economic conditions, historical losses, insured amounts, if any, and changes in customer payment cycles and credit-worthiness.  Amounts later determined and specifically identified to be uncollectible are charged against this allowance.

If the financial condition of any of our customers deteriorates resulting in an impairment of their ability to make payments, we may increase our allowance.

(g)    Inventories

Inventories consist of electronic components and finished goods and are valued at the lower of cost or estimable realizable value, determined on a first-in-first-out basis.  Cost is defined as all

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

costs that relate to bringing the inventory to its present condition and location under normal operating conditions.

We review the components of our inventory and our inventory purchase commitments on a regular basis for excess and obsolete inventory based on estimated future usage and sales.  Write-downs in inventory value or losses on inventory purchase commitments depend on various items, including factors related to customer demand, economic and competitive conditions, technological advances and new product introductions that vary from current expectations.  We believe that the estimates used in calculating the inventory provision are reasonable and properly reflect the risk of excess and obsolete inventory.  If customer demands for our inventory are substantially less than our estimates, additional inventory write-downs may be required.

(h)    Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. We amortize our property and equipment on a straight-line basis over the following estimated economic lives:

Furniture and fixtures	3-5 years
Research and development equipment	3-10 years
Production equipment	3-7 years
Tooling	1.5-3 years
Computer equipment	1-5 years
Software	1-5 years
Office equipment	3-5 years

Research and development equipment related amortization is included in research and development expense.  Tooling and production equipment related amortization is included in cost of goods sold.  All other amortization is included in amortization expense.

Leasehold improvements and leased vehicles are amortized on a straight-line basis over the lesser of their expected average service life or term of the initial lease.

When we sell property and equipment, we net the historical cost less accumulated depreciation and amortization against the sale proceeds and include the difference in Other income (expense).

(i)    Intangible assets

The estimated useful life of intangible assets with definite lives is the period over which the assets are expected to contribute to our future cash flows.  When determining the useful life, we consider the expected use of the asset, useful life of any related intangible asset, any legal, regulatory or contractual provisions that limit the useful life, any legal, regulatory, or contractual renewal or extension provisions without substantial costs or modifications to the existing terms and conditions, the effects of obsolescence, demand, competition and other economic factors,  and the expected level of maintenance expenditures relative to the cost of the asset required to obtain future cash flows from the asset.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

We amortize our intangible assets on a straight-line basis over the following specific periods:

Patents and trademarks	—	3-5 years
Licenses	—	over the shorter of the term of the license or an estimate of their useful life, ranging from three to ten years
Intellectual property and customer relationships	—	3-13 years
Backlog	—	1-2 years
Brand	—	over the estimated life
In-process research and development	—	over the estimated life
Non-compete covenants	—	over the term of the agreement

Research and development related amortization is included in research and development expense. All other amortization is included in amortization expense.

In-process research and development (“IPRD”) are intangible assets acquired as part of business combinations.  IPRD are intangible assets with indefinite life prior to their completion and they are not amortized and subject to impairment test on an annual basis.

(j)    Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill has an indefinite life, is not amortized, and is subject to a two-step impairment test on an annual basis. The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount exceeds the implied fair value of the goodwill, the second step measures the amount of the impairment loss.  If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(k)    Impairment of long-lived assets

Long-lived assets, including property and equipment, and intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Intangible assets with indefinite lives are tested annually for impairment and in interim periods if certain events occur indicating that the carrying value of the intangible assets may be impaired.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(l)    Research and Development costs

Research and development costs are expensed as they are incurred.  Certain software development costs for costs associated with the development of our cloud platform to be sold, leased or marketed are capitalized once technological feasibility is reached.

We follow the cost reduction method of accounting for certain agreements, including government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received. Certain research and development funding is repayable on the occurrence of specified future events. We recognize the liability to repay research and development funding in the period in which conditions arise that will cause research and development funding to be repayable.

(m)    Warranty costs

Warranty costs are accrued upon the recognition of related revenue, based on our best estimates, with reference to past and expected future experience.  Warranty obligations are included in accounts payable and accrued liabilities in our consolidated balance sheet.

(n)    Royalty costs

We have intellectual property license agreements which generally require us to make royalty payments based on a combination of fixed fees and percentage of the revenue generated by sales of products incorporating the licensed technology.  We recognize royalty obligations in accordance with the terms of the respective royalty agreements.  Royalty costs are recorded as a component of cost of goods sold in the period when incurred. We also accrue royalty obligations based on current best estimates where agreements have not been finalized.

(o)    Market development costs

Market development costs are charged to sales and marketing expense to the extent that the benefit is separable from the revenue transaction and the fair value of that benefit is determinable.  To the extent that such costs either do not provide a separable benefit, or the fair value of the benefit cannot be reliably estimated, such amounts are recorded as a reduction of revenue.

(p)    Revenue recognition

Revenue from sales of products and services is recognized upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as persuasive evidence of an arrangement exists, delivery has occurred, price is fixed or determinable, and collection is reasonably assured.

Cash received in advance of the revenue recognition criteria being met is recorded as deferred revenue.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Revenues from contracts with multiple-element arrangements are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue and amortized into income over the applicable earning period.

Funding from certain research and development agreements is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable on the occurrence of specified future events. We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

(q)    Stock-based compensation and other stock-based payments

Stock options and restricted share units granted to the company’s key officers, directors and employees are accounted for using the fair value-based method.  Under this method, compensation cost for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model, and is expensed over the award’s vesting period using the straight-line method.  Any consideration paid by plan participants on the exercise of stock options or the purchase of shares is credited to common stock together with any related stock-based compensation expense.  Compensation cost for restricted share units is measured at fair value at the date of grant which is the market price of the underlying security, and is expensed over the award’s vesting period using the straight-line method.  Stock-based compensation is described further in note 26.

(r)    Income taxes

Income taxes are accounted for using the asset and liability method.  Deferred income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss, capital loss, and tax credits carry-forwards are measured using the enacted tax rates and laws expected to apply when these differences reverse.  Deferred tax benefits, including non-capital loss, capital loss, and tax credits carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that enactment occurs.

We include interest and penalties related to income taxes, including unrecognized tax benefits, in income tax expense (recovery).

Liabilities for uncertain tax positions are recorded based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

We recognize the windfall tax benefits associated with the exercise of stock options and release of restricted share units to additional paid-in capital (“APIC”) when realized. This tax benefit is not recognized until the deduction reduces taxes payable and all other available loss carryforwards and tax credits have been utilized.

(s)    Derivatives

Derivatives, such as foreign currency forward and option contracts, may be used to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency.  Derivatives that are not designated as hedging instruments are measured at fair value at each balance sheet date and any resulting gains and losses from changes in the fair value are recorded in other income (expense).  Gains and losses from the effective portion of foreign currency forward and option contracts that are designated as cash flow hedges are recorded in other comprehensive income (loss).  As at December 31, 2014 and 2013, we had no derivative contracts in place.

(t)    Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average number of company common shares outstanding during the reporting period.  Diluted earnings (loss) per share is computed using the treasury stock method.  When the effect of options and other securities convertible into common shares is anti-dilutive, including when the company has incurred a loss for the period, basic and diluted loss per share are the same.

Under the treasury stock method, the number of dilutive shares, if any, is determined by dividing the average market price of shares for the period into the net proceeds of in-the-money options.

(u)    Comprehensive income (loss)

Comprehensive income (loss) includes net earnings (loss) as well as changes in equity from other non-owner sources. The other changes in equity included in comprehensive income (loss) are comprised of foreign currency cumulative translation adjustments and unrealized gains or losses on available-for-sale investments. The reclassification adjustment for other-than-temporary losses on marketable securities included in net earnings (loss) results from the recognition of the unrealized losses in the statements of operations when they are no longer viewed as temporary.

(v)    Investment tax credits

Investment tax credits are accounted for using the flow-through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.

(w)    Comparative figures

Certain figures presented in the consolidated financial statements have been reclassified to conform to the presentation adopted for the current year. The company reclassified the excess tax benefits from equity awards and taxes paid related to net settlement of equity awards from cash flows provided by operating activities to cash flows provided by (used in) financing activities for the years ended December 31, 2013 and 2012.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

3.    RECENTLY IMPLEMENTED ACCOUNTING STANDARDS

In July 2013, the FASB issued ASU 2013-11, Income Taxes (ASC 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists.  The update is intended to eliminate the diversity in practice of the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists.  The update is effective for annual and interim financial statements for fiscal years beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We adopted this presentation standard prospectively on January 1, 2014 which resulted in a reclassification of $3.5 million unrecognized tax benefit to deferred income tax asset.

In November 2014, the FASB issued ASU 2014-17, Pushdown Accounting. This update provides an acquired entity the option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. The standard is effective on November 18, 2014. This update does not have a material impact on our company.

4.    CHANGES IN FUTURE ACCOUNTING STANDARDS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for U.S. GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC Topic 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard is effective for annual and interim financial statements for fiscal years beginning after December 15, 2016. Early application is not permitted. We are in the process of evaluating the impact of this update.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The update provides guidance about management's responsibility in evaluating whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Given our financial condition, we do not expect the update to have a significant impact on our disclosures.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

5.    ACQUISITION OF M2M BUSINESS OF SAGEMCOM

On August 1, 2012, we completed the acquisition of the M2M business of Sagemcom.  Sagemcom, based in France, is a leading technology company active in broadband, telecom, energy, and document management.  Its M2M business included 2G and 3G wireless modules, as well as industry-leading rugged terminals for railway applications.  The acquisition extended our leadership position in the growing M2M market and offered a significantly enhanced market position for us in key segments, including payment, transportation, and railways, as well as new geographical expansion into Brazil.

The acquisition included substantially all of the assets of the M2M business of Sagemcom for cash consideration of €44.9 million ($55.2 million) plus assumed liabilities of €3.9 million ($4.8 million).

Sagemcom’s results of operations and estimated fair value of assets acquired and liabilities assumed are included in our consolidated financial statements from the date of acquisition.

We accounted for the transaction using the acquisition method and accordingly, the consideration has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective estimated fair values as at August 1, 2012.  The excess of the purchase price over the final value assigned to the net assets acquired was recorded as goodwill.

The following table summarizes the final amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

	€	$
Assets acquired
Inventory	786	967
Machinery and equipment	1,454	1,788
Identifiable intangible assets	21,272	26,160
Goodwill	25,295	31,107
	48,807	60,022
Liabilities assumed
Accrued liabilities	2,439	2,999
Long-term obligations	1,468	1,805
Fair value of net assets acquired	44,900	55,218

The goodwill of €25.3 million ($31.1 million) resulting from the acquisition consisted largely of the expectation that the acquisition will extend our leadership position in the growing M2M market and offer us a significantly enhanced market position.  Goodwill was assigned to the OEM Solutions segment and is not deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life (in years)	€	$
Patents	8	5,259	6,468
Customer relationships	8-13	13,887	17,078
Backlog	1-2	1,382	1,699
In-process research and development	5	744	915
		21,272	26,160

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table presents the unaudited pro forma results for the years ended 2012 and 2011.  The pro forma financial information combines the results of operations of Sierra Wireless, Inc. and the M2M business of Sagemcom as though the businesses had been combined as of the beginning of fiscal 2011.  The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2011.  The pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects, based on the values assigned in purchase price allocation.

	2012	2011
Pro Forma information
Revenue	$423,653	$385,049
Loss from operations	(21,462)	(48,406)
Net loss	(3,458)	(44,806)
Basic and diluted loss per share (in dollars)	$(0.11)	$(1.43)

6.    ACQUISITION OF M2M BUSINESS OF ANYDATA

On October 16, 2013, we completed the acquisition of substantially all of the M2M embedded module and modem related assets of AnyDATA Corporation ("AnyDATA") for cash consideration of $5.2 million.  The acquisition extended our global leadership position in the growing M2M market and offered a significantly enhanced market position for us in key segments, as well as new geographical expansion into Korea. AnyDATA’s results of operations and fair value of assets acquired and liabilities assumed are included in our consolidated financial statements from the date of acquisition.

We accounted for the transaction using the acquisition method and accordingly, the consideration has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values, as at October 16, 2013.  The excess of the purchase price over the final value assigned to the net assets acquired was recorded as goodwill.

The following table summarizes the amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

$
Assets acquired
Inventory	1,296
Machinery and equipment	68
Identifiable intangible assets	1,793
Goodwill	2,061
5,218
Liabilities assumed
Accrued liabilities	22
Fair value of net assets acquired	5,196

The goodwill of $2.1 million resulting from the acquisition offers us a significantly enhanced market position.  Goodwill was assigned to the OEM Solutions segment and is not deductible for tax purposes.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life (in years)	$
Customer relationships	5	1,284
Existing technology	3	385
In-process research and development	2	124
		1,793

7.	ACQUISITION OF IN MOTION TECHNOLOGY
On March 3, 2014, we completed the acquisition of all the shares of In Motion Technology Inc. ("In Motion") for total cash consideration of $26.1 million. In Motion is a leader in mobile enterprise networks that provides customers with fleets in mission critical environments with a secure, managed end-to-end communications system. In Motion's solutions are used by public safety, transit and utility fleets across the US and Canada.

In Motion's results of operations and fair value of assets acquired and liabilities assumed are included in our consolidated financial statements from the date of acquisition.

We accounted for the transaction using the acquisition method and accordingly, the consideration has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as at March 3, 2014.  The excess of the purchase price over the final value assigned to the net assets acquired was recorded as goodwill.

The following table summarizes the amounts of the assets acquired and liabilities assumed at the acquisition date:

$
Assets acquired
Cash	2,255
Accounts receivable	5,189
Prepaid and other assets	329
Inventory	1,059
Property and equipment	84
Identifiable intangible assets	13,529
Goodwill	8,697
31,142
Liabilities assumed
Accounts payable and accrued liabilities	2,817
Deferred revenue	1,772
Deferred income tax	445
Fair value of net assets acquired	26,108

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Goodwill of $8.7 million resulting from the acquisition consists largely of the expectation that the acquisition will extend our leadership position in the M2M market and offer us a significantly enhanced market position.  Goodwill was assigned to the Enterprise Solutions segment and is not deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	$
Backlog	7 months	358
Customer relationships	13 years	8,739
Existing technology	7 years	3,144
In-process research and development	5 years	1,288
		13,529

The amount of revenue attributable to In Motion included in our consolidated statements of operations from the acquisition date, through the period ended December 31, 2014 was $18.0 million. As a result of the In Motion business being fully integrated into the operations of our Enterprise Solutions segment, it is not practical for us to provide the impact on net income attributable to In Motion from the acquisition date through the period ended December 31, 2014.

The following table presents the unaudited pro forma results for the year ended December 31, 2014 and 2013. The pro forma financial information combines the results of operations of Sierra Wireless, Inc. and In Motion as though the businesses had been combined as of the beginning of fiscal 2013. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2013. The pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects.

	2014	2013
Pro forma information
Revenue	$550,279	$457,152
Loss from operations	(7,507)	(18,233)
Net earnings (loss)	(17,559)	54,875

Basic and diluted earnings (loss) per share (in dollars)	$(0.56)	$1.78

8.	ACQUISITION OF WIRELESS MAINGATE
On January 16, 2015, we acquired substantially all of the shares of Wireless Maingate AB ("Maingate") for $91.6 million, subject to certain post-closing adjustments. Maingate is a Sweden-based provider of M2M connectivity and data management services.

We will account for the transaction using the acquisition method and accordingly, the consideration has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as at January 16, 2015. The excess of the purchase price over the preliminary value assigned to the net assets acquired will be recorded as goodwill.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table summarizes the preliminary amounts of the assets acquired and liabilities assumed at the acquisition date:

$
Identifiable assets acquired and liabilities assumed
Cash	1,625
Other net working capital	60
Property and equipment	278
Identifiable intangible assets	50,231
Goodwill	46,366
Deferred tax liability	(6,958)
Fair value of net assets acquired	91,602

The preliminary goodwill of $46.4 million resulting from the acquisition consists largely of the expectation that the acquisition will further strengthen our Enterprise segment and offer us significantly enhanced market position in Europe.  Goodwill will be assigned to the Enterprise Solutions segment and is not deductible for tax purposes.

Due to the timing of the acquisition of Maingate, the initial accounting for the business acquisition is incomplete as of the date of this report.  The aggregate fair value of the assets acquired and liabilities assumed are our best estimates based upon certain valuations and analyses that have yet to be finalized and are subject to adjustments once the detailed analyses are completed.

The following table provides the preliminary components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	$
Brand	20 years	4,820
Customer relationships	12 years	34,571
Existing technology	4 years	3,411
In-process research and development	8 years	7,429
		50,231

The following table presents the unaudited pro forma results for the year ended December 31, 2014. The pro forma financial information combines the results of operations of Sierra Wireless, Inc. and Maingate as though the businesses had been combined as of the beginning of fiscal 2014. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2014. The unaudited pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects.

2014
Pro forma information
Revenue	$569,340
Loss from operations	(4,719)
Net loss	(15,339)

Basic and diluted loss per share (in dollars)	$(0.49)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

9.    DISPOSITION OF AIRCARD BUSINESS

On April 2, 2013, we completed the sale of substantially all of the assets and operations related to our AirCard business to Netgear, Inc. ("Netgear") for total proceeds of $136.6 million after final inventory adjustments plus assumed liabilities.  After transaction costs of $2.8 million, we recorded an after tax gain on disposal of $70.2 million. On April 3, 2014, we received the full $13.8 million cash proceeds previously held in escrow for realized net cash proceeds of $127.8 million from the divestiture after giving consideration to related taxes and transaction costs.

The gain on sale of the AirCard business consisted of:

Cash proceeds received	$122,807
Proceeds held in escrow	13,800
Total proceeds	$136,607
Transaction costs	(2,849)
Net proceeds	$133,758
Assets and liabilities held for sale	(39,680)
Gross gain on disposal	$94,078
Income tax expense	(23,896)
Gain on disposal, net of taxes	$70,182

The company utilized $14.4 million of deferred income tax assets against the gain on sale of the AirCard business.

The results related to the AirCard business have been presented as discontinued operations in the statement of earnings for the years ended December 31 and were as follows:

	2013	2012
Revenue	$46,701	$246,845
Cost of goods sold	32,978	177,147
Gross margin	$13,723	$69,698
Expenses	(12,918)	(36,653)
Gain on sale of AirCard business	94,078	—
Earnings before income taxes	$94,883	$33,045
Income tax expense	(24,295)	(1,644)
Net earnings from discontinued operations	$70,588	$31,401

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

10.    SHORT-TERM INVESTMENTS

Short-term investments, all of which are classified as available-for-sale, are comprised of government treasury bills and securities.   We had no short-term investments as at December 31, 2014 (December 31, 2013 - $2,470).

11.    ACCOUNTS RECEIVABLE

The components of accounts receivable at December 31 were as follows:

	2014	2013
Trade receivables	$92,531	$82,086
Less: allowance for doubtful accounts	(2,275)	(2,279)
	90,256	79,807
Sales taxes receivable	1,979	3,598
Proceeds from Aircard sale held in escrow	—	13,800
Other receivables	14,564	15,285
	$106,799	$112,490

The movement in the allowance for doubtful accounts during the years ended December 31 were as follows:

	2014	2013
Balance, beginning of year	$2,279	$2,435
Bad debt expense	329	1,077
Write-offs and settlements	(290)	(1,242)
Foreign exchange	(43)	9
	$2,275	$2,279

12.    INVENTORIES

The components of inventories at December 31 were as follows:

	2014	2013
Electronic components	$5,608	$2,930
Finished goods	11,837	5,323
	$17,445	$8,253

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

13.    PREPAIDS AND OTHER

The components of prepaids and other at December 31 were as follows:

	2014	2013
Inventory advances	$639	$21,382
Insurance and licenses	3,009	4,735
Other	4,178	2,624
	$7,826	$28,741

The change in inventory advances reflects the improvement in commercial terms with one of our contract manufacturers effective July 1, 2014.

14.    PROPERTY AND EQUIPMENT

The components of property and equipment at December 31 were as follows:

	2014
	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$1,245	$708	$537
Research and development equipment	28,217	20,805	7,412
Production equipment and tooling	34,590	27,212	7,378
Computer equipment	6,053	4,770	1,283
Software	5,476	4,178	1,298
Leasehold improvements	3,244	1,412	1,832
Leased vehicles	1,111	663	448
Office equipment	2,594	2,065	529
	$82,530	$61,813	$20,717

	2013
	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$1,595	$928	$667
Research and development equipment	28,264	21,966	6,298
Production equipment and tooling	36,307	28,269	8,038
Computer equipment	5,253	3,862	1,391
Software	5,641	3,591	2,050
Leasehold improvements	3,156	865	2,291
Leased vehicles	1,332	796	536
Office equipment	3,013	2,302	711
	$84,561	$62,579	$21,982

In the second quarter of 2014, the Company decided to reduce the scope of its 2G chipset development activities. This resulted in a $611 impairment to production equipment and tooling (December 31, 2013 - $nil).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Amortization expense relating to property and equipment, including those related to discontinued operations, was $8,974, $10,057, and $12,583 for the years ended December 31, 2014, 2013, and 2012, respectively.

15.    INTANGIBLE ASSETS

The components of intangible assets at December 31 were as follows:

	2014
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$14,919	$8,114	$6,805
Licenses	58,302	54,866	3,436
Intellectual property	8,418	7,081	1,337
Customer relationships	52,989	31,060	21,929
Backlog	2,036	2,036	—
Non-compete	2,602	2,602	—
In-process research and development	8,498	4,112	4,386
	$147,764	$109,871	$37,893

	2013
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$16,465	$7,638	$8,827
Licenses	64,494	51,831	12,663
Intellectual property	7,130	7,019	111
Customer relationships	47,539	29,229	18,310
Backlog	1,906	1,906	—
Non-compete	2,955	2,955	—
In-process research and development	7,205	3,485	3,720
	$147,694	$104,063	$43,631

Estimated annual amortization expense for the next 5 years ended December 31 are as follows:

2015	$7,463
2016	6,033
2017	5,358
2018	4,515
2019	4,206

In the second quarter of 2014, the Company decided to reduce the scope of its 2G chipset development activities. This resulted in a $3,145 impairment to licenses and in-process research and development (December 31, 2013 - $nil).

Amortization expense relating to intangible assets, including those related to discontinued operations, was $14,543, $18,239, and $16,007 for the years ended December 31, 2014, 2013, and 2012, respectively.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

At December 31, 2014, a net carrying amount of $1,288 (December 31, 2013 - $1,175) included in intangible assets was not subject to amortization.

16.    GOODWILL

We assessed the realizability of goodwill during the fourth quarter of 2014 and determined that the fair value of each reporting unit exceeded its carrying value.  Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value with the carrying amount of goodwill for each reporting unit was not required.  There was no impairment of goodwill during the years ended December 31, 2014, 2013 and 2012.

The changes in the carrying amount of goodwill for the years ended December 31 were as follows:

	2014	2013
Balance at beginning of year	$102,718	$97,961
Goodwill acquired during year (note 6 and 7)	8,697	2,061
Foreign currency translation adjustments	(7,449)	2,696
	$103,966	$102,718

OEM Solutions	80,699	87,356
Enterprise Solutions	23,267	15,362
	$103,966	$102,718

17.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities at December 31 were as follows:

	2014	2013
Trade payables	$75,452	$60,568
Inventory commitment reserve	1,777	1,797
Accrued royalties	18,895	22,960
Accrued payroll and related liabilities	11,300	11,087
Taxes payable (including sales taxes)	4,742	11,861
Product warranties (note 29(b)(iii))	5,951	5,861
Marketing development funds	541	302
Other	9,538	10,410
	$128,196	$124,846

18.    LONG-TERM OBLIGATIONS

The components of long-term obligations at December 31 were as follows:

	2014	2013
Accrued royalties	$22,101	$17,605
Other	4,507	3,945
	$26,608	$21,550

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

19.    INCOME TAXES

The components of earnings (loss) before income taxes consist of the following:

	2014	2013	2012
Continuing operations:
Canadian	$3,604	$6,497	$24,802
Foreign	(21,734)	(20,436)	(43,878)
	(18,130)	(13,939)	(19,076)
Discontinued operations:
Canadian	—	80,395	15,617
Foreign	—	14,488	17,428
	—	94,883	33,045
Earnings (loss) before income taxes	$(18,130)	$80,944	$13,969

The income tax expense (recovery) consists of:

	2014	2013	2012
Canadian:
Current	$(1,165)	$64	$(106)
Deferred	(2,510)	10,614	(14,268)
	(3,675)	10,678	(14,374)
Foreign:
Current	$2,630	$9,646	$219
Deferred	(232)	5,582	925
	2,398	15,228	1,144
Total:
Current	$1,465	$9,710	$113
Deferred	(2,742)	16,196	(13,343)
	$(1,277)	$25,906	$(13,230)

Classification:
Income tax expense (recovery) — continuing operations	$(1,277)	$1,611	$(14,874)
Income tax expense — discontinued operations	—	24,295	1,644
	$(1,277)	$25,906	$(13,230)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

	2014	2013	2012
Income tax expense (recovery) at Canadian statutory income tax rates	$(4,733)	$20,872	$3,499
Increase (decrease) in income taxes for:
Permanent and other differences	(227)	(2,339)	(5,279)
Change in statutory/foreign tax rates	(2,930)	(1,210)	(2,762)
Change in valuation allowance	5,051	8,875	(10,358)
Stock-based compensation expense	1,385	(150)	1,603
Adjustment to prior years	177	(142)	67
Income tax expense (recovery)	$(1,277)	$25,906	$(13,230)

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant deferred tax assets and deferred tax liabilities were as follows at December 31:

	2014	2013
Deferred income tax assets
Property and equipment	$3,014	$3,664
Non capital loss carry-forwards	74,269	76,780
Capital loss carry-forwards	4,778	2,416
Scientific research and development expenses and credits	23,250	28,081
Reserves and other	12,086	14,201
Acquired Intangibles	1,629	1,178
	119,026	126,320

Valuation allowance	110,802	116,880
	$8,224	$9,440

	2014	2013
Classification:
Assets
Current	$4,779	$2,391
Non-current	3,898	7,176
Liabilities
Non-current	(453)	(127)
	$8,224	$9,440

At December 31, 2014, we have provided for a valuation allowance on our deferred tax assets of $110,802 (2013 - $116,880).

At December 31, 2014, we have Canadian allowable capital loss carry-forwards of $11,274 that are available, indefinitely, to be deducted against future Canadian taxable capital gains.  In addition, we have investment tax credits of $20,688 and $8,838 available to offset future Canadian federal and provincial income taxes payable, respectively.  Of these amounts, $406 and $282, respectively, are associated with

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

windfall tax benefits and will be recorded as additional paid-in-capital when realized. The investment tax credits expire between 2016 and 2034.  At December 31, 2014, our U.S. subsidiary has $6,445 of California research & development tax credits which may be carried forward indefinitely.  The amounts are after the estimated utilization from the sale of AirCard business described below.

At December 31, 2014, net operating loss carry-forwards for our foreign subsidiaries were $9,327 for U.S. income tax purposes that expire between 2020 and 2023, $62 for Hong Kong income tax purposes, $233 for Korea income tax purposes, $545 for Luxembourg income tax purposes, and $205,548 for French income tax purposes.  Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.  In addition, the utilization of the U.S. net operating losses is also subject to ownership change limitations provided by U.S. federal and specific state income tax legislation.  The amount of French net operating losses deducted each year is limited to €1.0 million plus 50% of French taxable income in excess of €1.0 million. Our French net operating losses carry-forward is subject to the “continuity of business” requirement.  Our French subsidiaries also have research tax credit carried forward of $8,572 as at December 31, 2014.  The French research tax credit may be used to offset against corporate income tax and if any credit is not fully utilized within a three year period following the year the research tax credit is earned, it may be refunded by the French tax authorities.  Tax loss and research tax credit carry-forwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate.  Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax loss and research tax credit carry forwards in future years.

In assessing the realizability of our deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible and the loss carry-forwards or tax credits can be utilized.  Management considers projected future taxable income and tax planning strategies in making our assessment.

On the disposition of the AirCard assets to Netgear (note 9), we utilized $27,680 of Canadian scientific research and development expenditures, $44 of Canadian allowable capital loss, $2,621 of Canadian Federal and Provincial investment tax credits, $4,401 and $1,555 of U.S. Federal and California net operating loss, respectively, and $2,439 of U.S. Federal research & development tax credit.

No provision for taxes have been provided on undistributed foreign earnings, as it is the company’s intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. It is not practical to estimate the income tax liability that might be incurred if there is a change in management’s intention in the event that a remittance of such earnings occurs in the future.

Accounting for uncertainty in income taxes

At December 31, 2014, we had gross unrecognized tax benefits of $5,913 (2013 — $8,304).  Of this total, $2,429 (2013 — $5,336) represents the amount of unrecognized tax benefits that, if recognized, would favorably impact our effective tax rate.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Below is a reconciliation of the total amounts of unrecognized tax benefits for the years ended December 31:

	2014	2013
Unrecognized tax benefits, beginning of year	$8,304	$8,227
Increases — tax positions taken in prior periods	61	252
Increases — tax positions taken in current period	15	138
Settlements and lapse of statute of limitations	(2,467)	(313)
Unrecognized tax benefits, end of year	$5,913	$8,304

We recognize interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the consolidated statement of operations.  At December 31, 2014, we had accrued $1,305 (2013 - $1,590) for interest and penalties.

In the normal course of business, we are subject to audit by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions.  Tax years ranging from 2004 to 2014 remain subject to examination in Canada, the United States, the United Kingdom, France, Germany, Australia, China, Hong Kong, Brazil, South Africa, Japan, Korea, Taiwan, Italy, and Luxembourg.

The Company regularly engages in discussions and negotiations with tax authorities regarding tax matters in various jurisdictions. The Company believes it is reasonably possible that certain tax matters may be concluded in the next 12 months. The Company estimates that the unrecognized tax benefits at December 31, 2014 could be reduced by approximately $1,758 in the next 12 months.

20.    ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss at December 31, net of taxes, were as follows:

	2014	2013
Release of foreign currency translation relating to acquisition of non-controlling interest	$178	$178
Translation adjustment related to change in functional currency	(728)	(728)
Foreign currency translation adjustments	(5,415)	(6,308)
	$(5,965)	$(6,858)

21.    RESEARCH AND DEVELOPMENT

The components of research and development costs consist of the following:

	2014	2013	2012
Gross research and development	$82,649	$75,980	$64,346
Government tax credits	(1,712)	(2,868)	(2,561)
	$80,937	$73,112	$61,785

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

22.    RESTRUCTURING

The following table provides the activity in the restructuring liability:

	2014	2013
Balance, beginning of year	$88	$654
Expensed in year	1,598	171
Disbursements	(1,261)	(739)
Foreign exchange	(77)	2
Balance, end of year	$348	$88

Classification:
Accounts payable and accrued liabilities	$348	$88

By restructuring initiative:
June 2014	270	—
May 2009 and prior	78	88
	$348	$88

In June 2014, we made the decision to reduce the scope of our 2G chipset development activities. For the year ended December 31, 2014, we recorded $1,430 in severance and other costs related to this initiative. The liability is expected to be paid out by the first quarter of 2015. The remaining expense of $168 during the year ended December 31, 2014 was related to prior restructuring initiatives.

23.    OTHER INCOME (EXPENSE)

The components of other income (expense) for the years ended December 31 were as follows:

	2014	2013	2012
Gain (loss) on disposal of property and equipment	$(21)	$10	$(107)
Interest income	1,009	237	108
Interest expense	(134)	(345)	(197)
	$854	$(98)	$(196)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

24.    EARNINGS (LOSS) PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2014	2013	2012
Net loss from continuing operations	$(16,853)	$(15,550)	$(4,202)
Net earnings from discontinued operations	—	70,588	31,401
Net earnings (loss)	$(16,853)	$55,038	$27,199

Weighted average shares used in computation of:
Basic	31,512	30,771	30,788
Assumed conversion	—	—	—
Diluted	31,512	30,771	30,788
Basic and dilutive earnings (loss) per share (in dollars):
Continuing operations	$(0.53)	$(0.50)	$(0.14)
Discontinued operations	—	2.29	1.02
	$(0.53)	$1.79	$0.88

As the Company incurred a loss for the year ended December 31, 2014, all equity awards were anti-dilutive and are excluded from the diluted weighted average shares.

25.    SHARE CAPITAL

On February 6, 2013, we received regulatory approval allowing us to purchase for cancellation up to 1,529,687 of our common shares by a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange and NASDAQ Global Market.  The Bid commenced on February 14, 2013 and terminated on February 13, 2014.  During the course of the Bid, no purchases and cancellations were made in 2014 (2013 - 510,439 common shares; 2012 - 800,000 common shares).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

26.    STOCK-BASED COMPENSATION PLANS

(a)    Stock-based compensation expense:

	2014	2013	2012

Cost of goods sold	$519	$406	$304
Sales and marketing	1,868	1,862	1,149
Research and development	1,809	1,433	1,341
Administration	5,208	4,289	2,987
Continuing operations	9,404	7,990	5,781
Discontinued operations	—	1,357	932
	$9,404	$9,347	$6,713

Stock option plan	2,250	2,548	2,121
Restricted stock plan	7,154	6,799	4,592
	$9,404	$9,347	$6,713

(b)    Stock option plan

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors.  The maximum number of shares available for issue under the Plan is the lesser of 10% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares.  Based on the number of shares outstanding as at December 31, 2014, stock options exercisable into 2,042,797 common shares are available for future allocation under the Plan.

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date.  Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2014	2013	2012
Risk-free interest rate	1.25%	0.89%	0.85%
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	46%	50%	57%
Expected option life (in years)	4.0	4.0	4.0
Estimated forfeiture rate	3.5%	3.5%	3.5%
Average fair value of options granted (in dollars)	$6.86	$4.42	$3.42

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares.  The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant.  The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued.  The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.  We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table presents stock option activity for the years ended December 31:

	Number of	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	Options	Cdn.$	U.S.$	In Years	U.S.$
Outstanding, December 31, 2011	2,297,875	12.11	11.86	2.5	705
Granted	636,963	7.85	7.82
Exercised	(85,051)	5.16	5.12		297
Forfeited	(493,910)	17.58	17.42
Outstanding, December 31, 2012	2,355,877	9.89	9.96	2.5	735
Granted	642,025	11.92	11.22
Exercised	(965,228)	8.81	8.29		5,425
Forfeited	(495,088)	15.14	14.25
Outstanding, December 31, 2013	1,537,586	10.37	9.76	3.1	22,164
Granted	300,150	21.57	18.57
Exercised	(686,384)	10.64	9.15		10,535
Forfeited	(7,295)	11.83	10.18
Outstanding, December 31, 2014	1,144,057	13.94	12.00	2.9	40,550

The intrinsic value of outstanding stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option.

The following table summarizes the stock options outstanding and exercisable at December 31, 2014:

	Options Outstanding				Options Exercisable
Range of	Number of	Weighted Average Remaining Option Life	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price
Exercise Prices	Options	(years)	Cdn.$	U.S.$	Exercisable	Cdn.$	U.S.$
$6.44 – $9.55 U.S. $7.48 – $11.09 Cdn	307,862	1.9	9.01	7.76	144,297	9.34	8.04
$9.56 – $10.71 U.S. $11.10 – $12.44 Cdn	241,533	2.5	11.76	10.12	104,086	11.90	10.24
$10.72 – $14.96 U.S. $12.45 – $17.39 Cdn	295,945	2.9	13.14	11.31	89,086	12.94	11.14
$14.97 – $33.66 U.S. $17.40 – $38.39 Cdn	298,717	4.1	21.57	18.57	—	—	—
	1,144,057	2.9	13.94	12.00	337,469	11.08	9.54

The options outstanding at December 31, 2014 expire between February 14, 2015 and November 7, 2019.

As at December 31, 2014, the unrecognized stock-based compensation cost related to the non-vested stock options was $3,369 (2013 — $3,641; 2012 — $3,836), which is expected to be recognized over a weighted average period of 2.4 years (2013 — 2.5 years; 2012 — 2.4 years).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(c)     Restricted share plans

We have two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”).  The RSPs further our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs.  The form and timing of settlement is subject to local laws.  With respect to the treasury based RSPs, the maximum number of common shares which the Company may issue from treasury is 1,000,000 common shares.  With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the TSX and Nasdaq, which are used to settle vested RSUs.  The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution.

Generally, RSUs vest over three years, in equal one-third amounts on each anniversary date of the date of the grant.  RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.

The intrinsic value of outstanding RSUs is calculated as the quoted market price of the stock at the balance sheet date, or date of vesting.

The following table summarizes the RSU activity for the years ended December 31:

	Number of	Weighted Average Grant Date Fair Value		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	RSUs	Cdn.$	U.S.$	In years	U.S.$
Outstanding, December 31, 2011	904,029	8.94	8.43	1.3	6,346
Granted	856,784	7.89	7.89
Vested / settled	(499,038)	7.67	7.67		3,835
Forfeited	(36,780)	9.09	9.00
Outstanding, December 31, 2012	1,224,995	8.71	8.68	1.9	9,746
Granted	843,592	12.09	11.38
Vested / settled	(573,613)	9.54	8.98		6,456
Forfeited	(52,859)	9.74	9.17
Outstanding, December 31, 2013	1,442,115	10.59	9.98	1.8	34,867
Granted	342,225	21.67	18.66
Vested / settled	(617,755)	10.64	9.16		12,364
Forfeited	(4,820)	13.24	11.40
Outstanding, December 31, 2014	1,161,765	14.56	12.54	1.7	55,118
Outstanding – vested and not settled	38,377
Outstanding – unvested	1,123,388
Outstanding, December 31, 2014	1,161,765

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

As at December 31, 2014, the total remaining unrecognized compensation cost associated with the RSUs totaled $7,209 (2013 — $8,058; 2012 — $5,950), which is expected to be recognized over a weighted average period of 1.1 years (2013 — 1.8 years; 2012 — 1.6 years).

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. Grants to French employees are expensed over a two-year vesting period.

27.    FAIR VALUE MEASUREMENT

(a)    Fair value presentation

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.

Level 2	—
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	—	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their fair value due to the immediate or short-term maturity of these financial instruments. Short-term investments are recorded at fair value and their carrying value as at December 31, 2014 was $nil (December 31, 2013 — $2,470).  Our short-term investments are classified within Level 1 of the valuation hierarchy.  Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximate their fair values.

(b)    Credit Facilities

We have a $10 million revolving term credit facility ("Revolving Facility") expiring on October 31, 2015. The Revolving Facility with Toronto Dominion Bank and the Canadian Imperial Bank of Commerce is for working capital requirements, is secured by a pledge against all of our assets, and is subject to borrowing base limitations. As at December 31, 2014, there were no borrowings under the Revolving Facility.

(c)     Letters of credit

We have access to a revolving standby letter of credit facility of $10 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit for project related performance guarantees and is guaranteed by Export Development Canada. As at December 31, 2014, there were no letters of credit issued against the revolving standby letter of credit facility.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

28.    FINANCIAL INSTRUMENTS

Financial Risk Management

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities.

We have exposure to the following business risks:

We maintain substantially all of our cash and cash equivalents with major financial institutions or invest in government instruments. Our deposits with banks may exceed the amount of insurance provided on such deposits.

We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although a significant portion of our revenues are in U.S. dollars, we incur operating costs that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations.

We are generating and incurring an increasing portion of our revenue and expenses, respectively, outside of North America including Europe, the Middle East and Asia.  To manage our foreign currency risks, we may enter into foreign currency forward and options contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.  As at December 31, 2014 and 2013, we had no such contracts in place.

We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility.  Accordingly, our future results could be materially affected by changes in these or other factors.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

29.    COMMITMENTS AND CONTINGENCIES

(a) Operating leases

We have entered into operating leases for property and equipment.  The minimum future payments under various operating leases for our continuing operations in each of the years ended December 31 is as follows:

2015	$5,364
2016	4,850
2017	4,591
2018	3,455
2019	2,831
Subsequent years	3,705
$24,796

(b) Contingent liability on sale of products

(i)
Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)
We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

(iii)
We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. An analysis of changes in the liability for product warranties follows:

	2014	2013
Balance, beginning of year	$5,861	$4,169
Provisions	5,260	7,368
Expenditures	(5,310)	(5,676)
Liabilities from acquisition of In Motion	140	—
Balance, end of year	$5,951	$5,861

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(c) Other commitments

We have entered into purchase commitments totaling approximately $85,192 net of related electronic components inventory of $5,079 (December 31, 2013 — $77,708, net of electronic components inventory of $2,155), with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between January 2015 and March 2015.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(d) Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the company. There are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigations, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonable estimate any potential loss or range of loss could be material to our results of operations and financial condition.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

In November 2013, we filed a complaint against Nokia Corporation with the EU Commission for breach of Article 102 of the European Union Treaty. The complaint alleges that Nokia Corporation abuses a dominant position, discriminates, applies unfair royalties and wrongfully refuses to grant a license to Sierra Wireless in the context of Nokia's essential patents licensing program. We also believe that Nokia Corporation violates Section 5 of the FTC Act (United States) and have sent a notice to the Federal Trade Commission ("FTC") setting out these violations. The EU Commission and FTC are each currently reviewing the materials we have submitted to them and the parties' filings. On January 6, 2014, we received notice from the International Chamber of Commerce ("ICC") of arbitration proceedings launched by Nokia Corporation against us, for alleged unpaid royalties of approximately €32 million. Both parties in the arbitration have filed their responses and the ICC has appointed an arbitrator. We believe Nokia's arbitration claims are without legal merit, and we will defend the claims vigorously. Nonetheless, an unfavorable outcome could have a material adverse effect on our operating results, liquidity or financial position.

In January 2012, a patent holding company, M2M Solutions LLC ("M2M"), filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our competitors. The lawsuit makes certain allegations concerning the AirPrime embedded wireless module products, related AirLink products and related services sold by us for use in M2M communication applications. The lawsuit is in the discovery stage. The claim construction order has determined one of the two patents-in-suit to be indefinite and therefore invalid. It is anticipated that M2M will not proceed with its infringement case against us, but will eventually appeal the claim construction order. M2M wishes to proceed against other defendants in related cases involving the same patents with regard to its infringement claims. These trials are anticipated to occur in late 2015. Any appeals from the claim construction order may follow the disposition of these trials. In August 2014, M2M filed a second patent infringement lawsuit against us in the same court with respect to a recently issued patent held by M2M, which patent is a continuation of one of the patents-in-suit in the original lawsuit filed against us by M2M. The lawsuit is in the scheduling stage and trial is anticipated to occur in late 2016.

In May 2010 and in February 2011, a patent holding company, Golden Bridge Technology Inc. (“GBT”), filed patent infringement lawsuits in the United States District Court for the District of Delaware asserting patent infringement of the same two patents by a number of parties, including us and certain of our customers. In both cases, the litigation makes certain allegations concerning the wireless modems sold by us and our competitors. Both lawsuits have been dismissed against us. In May 2012, GBT filed a patent infringement lawsuit in the United States District Court for the Central District of California asserting patent infringement by us of a different patent from the other two lawsuits, but concerning essentially the same products. In September 2012, this lawsuit was dismissed in the Central District of California and re-filed in the District of Delaware. This Delaware lawsuit has been dismissed against us.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

IP Indemnification Claims

We have been notified by one or more of our customers in each of the following matters that we may have an obligation to indemnify them in respect of the products we supply to them:

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

In May 2013, a patent holding company, Adaptix, Inc., filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas against one of our customers asserting patent infringement in relation to our customer’s products, which may include certain LTE products which utilize modules sold to them by us. In March 2014, the lawsuit was transferred to the United States District Court for the Northern District of California. The claim construction hearing is set for May 2015 and trial is set for August 2016.

In February 2012, a patent holding company, Intellectual Ventures (comprised of Intellectual Ventures I LLC and Intellectual Ventures II LLC), filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to several of our customer's products and services, including the mobile hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. The lawsuit was split into several separate lawsuits and amended complaints were filed in October 2013. We have intervened in two of the cases in defense of our products with respect to four patents-in-suit alleged to relate to Wi-Fi standards. The lawsuits are in the discovery stage. A claim construction hearing was held in September 2014.

In September 2011, a patent holding company, Mayfair Wireless, LLC, filed a patent infringement lawsuit in the United States District Court for the District of Delaware against two of our customers asserting patent infringement in relation to the wireless hotspots sold to them by us prior to the transfer of the AirCard business to Netgear. In October 2013, the plaintiff objected to the Magistrate’s report and recommendation that the Court grant the defense motion to dismiss for lack of subject matter jurisdiction. In June 2014, the District Court Judge adopted the Magistrate's report and dismissed the case.

In June 2011, Barnes and Noble, Inc. filed a declaratory judgment action in the United States District Court for the Northern District of California against LSI Corporation (and later added Agere Systems, Inc.), (collectively, “LSI”), seeking a declaration that certain patents were not infringed by their products, including the 3G Nook e-reader which incorporates wireless modules sold to them by us. LSI counterclaimed for patent infringement. There were 9 patents-in-suit, two of which relate to the 3G products which incorporate our modules. The claim construction order was released in April 2014 and the lawsuit was dismissed without prejudice in June 2014. This outcome will not have a material adverse effect on our operating results.

A patent holding company, Eon Corp. IP Holdings, LLC ("Eon"), filed a patent infringement lawsuit against one of our customers in October 2010 in the United States District Court for the Eastern District of Texas, which was subsequently transferred to the United States District Court for the Northern District of California. The lawsuit involves assertions of patent infringement in relation to wireless modems sold to our customer by us prior to the transfer of the AirCard business to Netgear. A claim construction order was issued in July 2013, and the defendant's motion for summary judgment of non-infringement was granted by the Court in March 2014. Eon has appealed the order granting summary judgment to the United States Court of Appeals for the Federal Circuit. Eon filed a patent litigation lawsuit against another of our former AirCard customers in January 2012 in the United States District Court for the District of Puerto Rico involving the same patent-in-suit in the California lawsuit plus three additional patents. This lawsuit was transferred in part to the District of Delaware with respect to claims related to one of the four patents-in-suit, which claims related to interactive television. The Delaware case has since been closed. The claim construction order in the Puerto Rico case was issued in April 2014. The case was closed in September 2014 following the filing of a joint notice of stipulation of dismissal without prejudice. Eon may refile this complaint pending the result of its appeal in the California lawsuit.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

30.    SEGMENTED INFORMATION

REVENUE AND GROSS MARGIN BY SEGMENT

	Year ended December 31, 2014
	OEM Solutions	Enterprise Solutions	Total
Revenue	$476,650	$71,873	$548,523
Cost of goods sold	336,132	33,412	369,544
Gross margin	$140,518	$38,461	$178,979
Gross margin %	29.5%	53.5%	32.6%
Expenses			185,573
Loss from operations			$(6,594)
Total assets			$515,364

	Year ended December 31, 2013
	OEM Solutions	Enterprise Solutions	Total
Revenue	$382,016	$59,844	$441,860
Cost of goods sold	266,867	29,352	296,219
Gross margin	$115,149	$30,492	$145,641
Gross margin %	30.1%	51.0%	33.0%
Expenses			163,305
Loss from operations			$(17,664)
Total assets			$512,000

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

	Year ended December 31, 2012
	OEM Solutions	Enterprise Solutions	Total
Revenue	$346,543	$50,778	$397,321
Cost of goods sold	246,284	25,763	272,047
Gross margin	$100,259	$25,015	$125,274
Gross margin %	28.9%	49.3%	31.5%
Expenses			147,480
Loss from operations			$(22,206)
Total assets			$464,763

REVENUE BY GEOGRAPHICAL REGION

	2014	2013	2012
Americas	$157,803	$135,560	$101,240
Europe, Middle East and Africa	87,629	91,839	79,904
Asia-Pacific	303,091	214,461	216,177
	$548,523	$441,860	$397,321

PROPERTY AND EQUIPMENT BY GEOGRAPHICAL REGION

	2014	2013
Americas	$9,477	$9,584
Europe, Middle East and Africa	6,760	8,686
Asia-Pacific	4,480	3,712
	$20,717	$21,982

As we do not evaluate the performance of our operating segments based on segment assets, management does not classify asset information on a segmented basis.